# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adaptive Biotechnologies Corp, CIK 0001478320
CUSIP: 00650F109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1165 Eastlake Avenue East, Seattle, Washington (WA), 98109
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,993,708; sole dispositive power 0; shared dispositive power 29,993,708; aggregate amount beneficially owned 29,993,708 (18.8% of the class)
  Comment: See Item 4
- VIKING GLOBAL PERFORMANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,002,189; sole dispositive power 0; shared dispositive power 22,002,189; aggregate amount beneficially owned 22,002,189 (13.8% of the class)
  Comment: See Item 4
- Viking Global Equities II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,046; sole dispositive power 0; shared dispositive power 440,046; aggregate amount beneficially owned 440,046 (0.3% of the class)
  Comment: See Item 4
- Viking Global Equities Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,562,143; sole dispositive power 0; shared dispositive power 21,562,143; aggregate amount beneficially owned 21,562,143 (13.5% of the class)
  Comment: See Item 4
- Viking Long Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,991,519; sole dispositive power 0; shared dispositive power 7,991,519; aggregate amount beneficially owned 7,991,519 (5% of the class)
  Comment: See Item 4
- Viking Long Fund Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,991,519; sole dispositive power 0; shared dispositive power 7,991,519; aggregate amount beneficially owned 7,991,519 (5% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,993,708; sole dispositive power 0; shared dispositive power 29,993,708; aggregate amount beneficially owned 29,993,708 (18.8% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,993,708; sole dispositive power 0; shared dispositive power 29,993,708; aggregate amount beneficially owned 29,993,708 (18.8% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Adaptive Biotechnologies Corp
Address of issuer's principal executive offices: 1165 Eastlake Avenue East, Seattle, Washington 98109

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Performance LLC ("VGP"),
Viking Global Equities II LP ("VGEII"),
Viking Global Equities Master Ltd. ("VGEM"),
Viking Long Fund GP LLC ("VLFGP"),
Viking Long Fund Master Ltd. ("VLFM"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")

Effective March 31, 2026, David C. Ott ("Mr. Ott") retired from his roles as Advisory Director of VGI and Executive Committee Member of each of Viking Global Partners LLC (the general partner of VGI), VGP and VLFGP. Accordingly, this Amendment No. 4 is being filed to remove Mr. Ott as a Reporting Person from this Schedule 13G, as Mr. Ott is no longer a beneficial owner of any of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI and VGEII are Delaware limited partnerships; VGP and VLFGP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 29,993,708

VGI provides managerial services to VGEII, VGEM and VLFM. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM and VLFM. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM and VLFM.

VGI beneficially owns 29,993,708 shares of Common Stock consisting of (i) 440,046 shares of Common Stock directly and beneficially owned by VGEII, (ii) 21,562,143 shares of Common Stock directly and beneficially owned by VGEM and (iii) 7,991,519 shares of Common Stock directly and beneficially owned by VLFM.

VGP: 22,002,189

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

VGP beneficially owns 22,002,189 of Common Stock consisting of (i) 440,046 shares of Common Stock directly and beneficially owned by VGEII and (ii) 21,562,143 shares of Common Stock directly and beneficially owned by VGEM.

VGEII: 440,046

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM: 21,562,143

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFGP: 7,991,519

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

VLFM: 7,991,519

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

O. Andreas Halvorsen and Rose S. Shabet: 29,993,708

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP and VLFGP, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP and VLFGP. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM and VLFM.

Mr. Halvorsen and Ms. Shabet each beneficially own 29,993,708 shares of Common Stock, consisting of (i) 440,046 shares of Common Stock directly and beneficially owned by VGEII, (ii) 21,562,143 shares of Common Stock directly and beneficially owned by VGEM and (iii) 7,991,519 shares of Common Stock directly and beneficially owned by VLFM.
Percent of class:
The percentages set forth herein are based on 159,697,221 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on May 5, 2026.

VGI: 18.8%
VGP: 13.8%
VGEII: 0.3%
VGEM: 13.5%
VLFGP: 5.0%
VLFM: 5.0%
O. Andreas Halvorsen and Rose S. Shabet: 18.8%
Sole power to vote or to direct the vote:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 29,993,708
VGP: 22,002,189
VGEII: 440,046
VGEM: 21,562,143
VLFGP: 7,991,519
VLFM: 7,991,519
O. Andreas Halvorsen and Rose S. Shabet: 29,993,708
Sole power to dispose or to direct the disposition:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 29,993,708
VGP: 22,002,189
VGEII: 440,046
VGEM: 21,562,143
VLFGP: 7,991,519
VLFM: 7,991,519
O. Andreas Halvorsen and Rose S. Shabet: 29,993,708

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Investors LP (1)(2) (05/15/2026)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Performance LLC (1)(2) (05/15/2026)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2) (05/15/2026)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2) (05/15/2026)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2) (05/15/2026)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2) (05/15/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (05/15/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (05/15/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).